Exhibit 13

PART I. FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

CONSOLIDATED BALANCE SHEETS

(Dollars and units in thousands)

	September 30, 2005	December 31, 2004
	(Unaudited)
ASSETS
Property and equipment	$2,569,041	$2,581,720
Accumulated depreciation	(513,559)	(506,632)

	2,055,482	2,075,088

Assets held for sale	23,058	—
Investments in and advances to unconsolidated affiliates	71,465	84,796
Prepaid expenses and other assets	35,969	34,230
Insurance claim receivable	37,070	76,056
Accounts receivable, net of allowance for doubtful accounts of $528 and $691	41,922	32,979
Restricted cash	18,839	58,413
Cash and cash equivalents	35,289	60,533

	$2,319,094	$2,422,095

LIABILITIES AND PARTNERS’ CAPITAL
Debt	$1,443,982	$1,369,299
Notes payable to MeriStar Hospitality Corporation	170,000	203,977
Accounts payable and accrued expenses	77,486	71,781
Accrued interest	29,733	41,165
Due to Interstate Hotels & Resorts	16,881	21,799
Other liabilities	7,618	11,553

Total liabilities	1,745,700	1,719,574

Minority interests	2,382	2,418
Redeemable OP units at redemption value, 2,258 and 2,298 outstanding	20,620	19,187
Partners’ capital – Common OP units, 87,491 and 87,370 issued and outstanding	550,392	680,916

	$2,319,094	$2,422,095

The accompanying notes are an integral part of these consolidated financial statements.

MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

CONSOLIDATED STATEMENTS OF OPERATIONS

UNAUDITED

(Dollars in thousands, except per unit amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004
Revenue:
Hotel operations:
Rooms	$130,674	$121,053	$389,870	$378,807
Food and beverage	48,035	44,483	158,322	147,936
Other hotel operations	12,036	12,518	34,787	43,100
Office rental, parking and other revenue	1,908	1,426	4,941	4,021

Total revenue	192,653	179,480	587,920	573,864

Hotel operating expenses:
Rooms	33,041	32,000	95,766	94,565
Food and beverage	36,323	34,762	112,613	109,284
Other hotel operating expenses	7,708	8,182	22,124	27,290
Office rental, parking and other expenses	945	682	2,381	1,938
Other operating expenses:
General and administrative, hotel	32,328	28,770	93,643	88,950
General and administrative, corporate	4,000	2,520	10,361	9,625
Property operating costs	30,947	28,292	89,622	85,796
Depreciation and amortization	25,519	24,576	72,752	72,427
Property taxes, insurance and other	11,092	12,567	33,439	43,337
Loss on asset impairments	40,343	—	40,343	—
Contract termination costs	1,081	—	1,081	—

Operating expenses	223,327	172,351	574,125	533,212

Equity in income/loss of and interest earned from unconsolidated affiliates	2,682	1,600	7,257	4,800
Hurricane business interruption insurance gain	—	—	4,290	—

Operating (loss) income	(27,992)	8,729	25,342	45,452

Minority interest income	34	40	36	65
Interest expense, net	(30,152)	(30,994)	(91,563)	(95,586)
Loss on early extinguishments of debt	(54,165)	—	(55,172)	(7,903)

Loss before income taxes and discontinued operations	(112,275)	(22,225)	(121,357)	(57,972)

Income tax (expense) benefit	(16)	218	(429)	604

Loss from continuing operations	(112,291)	(22,007)	(121,786)	(57,368)

Discontinued operations:
Loss from discontinued operations before income tax	(5,832)	(5,557)	(8,672)	(23,223)
Income tax benefit	—	26	—	116

Loss from discontinued operations	(5,832)	(5,531)	(8,672)	(23,107)

Net loss	$(118,123)	$(27,538)	$(130,458)	$(80,475)

Preferred distributions	—	—	—	(141)

Net loss applicable to common unitholders	$(118,123)	$(27,538)	$(130,458)	$(80,616)

Net loss applicable to general partner unitholders	$(115,151)	$(26,812)	$(127,144)	$(78,255)

Net loss applicable to limited partner unitholders	$(2,972)	$(726)	$(3,314)	$(2,361)

Basic and diluted loss per unit:
Loss from continuing operations	$(1.25)	$(0.25)	$(1.36)	$(0.70)
Loss from discontinued operations	(0.07)	(0.06)	(0.09)	(0.28)

Net loss per basic and diluted unit	$(1.32)	$(0.31)	$(1.45)	$(0.98)

The accompanying notes are an integral part of these consolidated financial statements

MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED

(Dollars in thousands)

	Nine Months Ended September 30,
	2005	2004
Operating activities:
Net loss	$(130,458)	$(80,475)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	74,915	77,983
Loss on asset impairments	46,989	10,022
Loss on sale of assets, before tax effect	2,527	13,762
Loss on early extinguishments of debt	433	7,903
Minority interests	(36)	(65)
Equity in loss of unconsolidated affiliate	1,342	—
Amortization of unearned stock-based compensation	848	(3,845)
Deferred income taxes	—	(357)
Changes in operating assets and liabilities:
Insurance claim receivable, less capital expenditure proceeds	40,895	(3,071)
Accounts receivable, net	(8,943)	8,342
Prepaid expenses and other assets	2,533	8,985
Receivables from unconsolidated affiliates	12,128	(4,800)
Due to Interstate Hotels & Resorts	(6,982)	(9,058)
Accounts payable, accrued expenses, accrued interest and other liabilities	(4,355)	(19,482)

Net cash provided by operating activities	31,836	5,844

Investing activities:
Acquisition of hotels, net of cash acquired of $4.1 million	—	(182,375)
Capital expenditures for property and equipment	(171,771)	(85,632)
Deposit on investment in hotel	—	(7,500)
Proceeds from sales of assets	45,825	119,323
Estimated insurance proceeds related to capital expenditures	7,700	—
Decrease (increase) in restricted cash	45,898	(17,187)
Costs associated with disposition program and other, net	(2,192)	(5,653)

Net cash used in investing activities	(74,540)	(179,024)

Financing activities:
Prepayments on debt	(382,571)	(105,049)
Scheduled payments on debt	(16,061)	(6,991)
Proceeds from mortgage loans, net of financing costs	73,374	109,700
Proceeds from debt issuance, net of financing costs	320,704	—
Net borrowings under credit facility revolver, net of financing costs	22,519	—
Distributions to minority investors	—	(141)
Proceeds from OP units issuance, net of issuance costs	346	72,261
Purchase of subsidiary partnership interests	—	(8,690)
Repurchase of OP units under employee stock plans	(851)	(160)
Other	—	(207)

Net cash provided by financing activities	17,460	60,723

Effect of exchange rate changes on cash and cash equivalents	—	(632)

Net decrease in cash and cash equivalents	(25,244)	(113,089)
Cash and cash equivalents, beginning of period	60,533	230,876

Cash and cash equivalents, end of period	$35,289	$117,787

Supplemental Cash Flow Information
Cash paid for interest and income taxes:
Interest, net of capitalized interest	$102,751	$106,559
Income tax payments, net of (refunds)	$313	$(644)
Non-cash investing and financing activities:
Property damage insurance claim receivable	$9,609	$60,000
Notes payable to MeriStar Hospitality redeemed in exchange for Common OP units	$—	$49,213
Mortgage foreclosure	$—	$11,141
Change of fair value of interest rate swap	$3,981	$2,343
Issuance of OP units to MeriStar Hospitality for stock bonus	$1,022	$—
Redemption of OP units	$633	$606

The accompanying notes are an integral part of these consolidated financial statements.

MERISTAR HOSPITALITY OPERATING PARTNERSHIP, L.P.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2005

1. Organization

MeriStar Hospitality Operating Partnership, L.P. (the “Company”) is the subsidiary operating partnership of MeriStar Hospitality Corporation Commission file number 1-11903, (“MeriStar Hospitality”, which is a real estate investment trust, or REIT). We own a portfolio of primarily upper upscale, full-service hotels and resorts in the United States. Our portfolio is diversified geographically as well as by franchise and brand affiliations. As of September 30, 2005, we owned 69 hotels with 19,376 rooms, all of which were leased by our taxable subsidiaries. Sixty-seven of these hotels were managed by Interstate Hotels & Resorts (“Interstate”), one hotel was managed by The Ritz-Carlton Hotel Company, LLC (“Ritz-Carlton”), a subsidiary of Marriott International, Inc., and one hotel was managed by another subsidiary (“Marriott”) of Marriott International, Inc. (collectively with Interstate and Ritz-Carlton, the “Managers”). During the third quarter of 2005, we entered into agreements to convert the management of one hotel from Interstate to Marriott management, effective during the fourth quarter of 2005.

The Managers operate the 69 hotels we owned as of September 30, 2005 pursuant to management agreements with our taxable subsidiaries. Under these management agreements, each taxable subsidiary pays a management fee for each property to the Manager of its hotels. The taxable subsidiaries in turn make rental payments to our subsidiary operating partnership under the participating leases.

Under the Interstate management agreements, the base management fee is 2.5% of total hotel revenue, plus incentive payments based on meeting performance thresholds that could total up to an additional 1.5% of total hotel revenue. The agreements have initial terms expiring on January 1, 2011 with three renewal periods of five years each at the option of Interstate, subject to some exceptions. Additionally, our franchise fees generally range from 1.5% to 7.5% of hotel room revenues.

Under the existing Ritz-Carlton and Marriott management agreements, the base management fee is 3.0% and 2.5% of total hotel revenue, respectively, through 2005 and 3.0% under both thereafter, plus incentive payments based on meeting performance thresholds that could total up to an additional 2.0% of total revenue and 20% of available cash flow (as defined in the relevant management agreement), respectively. The agreements have initial terms expiring in 2015 and 2024, respectively, with four and three renewal periods of 10 and five years each, respectively, at the option of Ritz-Carlton and Marriott. The Ritz-Carlton and Marriott management agreements include certain limited performance guarantees by the relevant manager which are designed primarily to provide downside performance protection and run through 2005 and up to 2008, respectively. Management, based upon budgets and operating trends, expects payments under these guarantees for 2005 and in the future to be minimal.

2. Summary of Significant Accounting Policies

Interim Financial Statements. We have prepared these unaudited interim financial statements according to the rules and regulations of the United States Securities and Exchange Commission. We have omitted certain information and footnote disclosures that are normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles. These interim financial statements should be read in conjunction with the financial statements, accompanying notes and other information included in our Annual Report on Form 10-K for the year ended December 31, 2004.

In our opinion, the accompanying unaudited consolidated interim financial statements reflect all adjustments, which are of a normal and recurring nature, necessary for a fair presentation of the financial condition and results of operations and cash flows for the periods presented. The results of operations for the interim periods are not necessarily indicative of the results for the entire year.

Basis of Presentation and Principles of Consolidation. The accompanying consolidated financial statements include the accounts of the Company, its subsidiaries and its controlled affiliates. We consolidate entities (in the absence of other factors when determining control) when we own over 50% of the voting shares of another company or, in the case of partnership investments, when we own the general partnership interest. Additionally, if we determine that we are an owner in a variable interest entity within the meaning of the Financial Accounting Standards Board, or FASB, revision to Interpretation No. 46, “Consolidation of Variable Interest Entities” and that our variable interest will absorb a majority of the entity’s expected losses if they occur, receive a majority of the entity’s expected residual returns if they occur, or both, then we will consolidate the entity. All material intercompany transactions and balances have been eliminated in consolidation. One of our properties reports results over 13 four week periods each year. We include 12 weeks of results in each of quarters one through three and 16 weeks of results in quarter four.

Use of Estimates. Preparing financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from these estimates.

Property and Equipment. We record our property and equipment at cost, or at fair value at the time of contribution for contributed property. We use the straight-line method for depreciation. We depreciate the majority of our buildings and improvements over an estimated useful life of 20 to 40 years, or the remaining term of a ground lease (including consideration of renewal options), if shorter. We depreciate furniture, fixtures and equipment over lives ranging from five to seven years, and computers over three to five years. During the three months ended September 30, 2005 and 2004, we recognized depreciation expense of $22.1 million and $24.6 million, respectively. During the nine months ended September 30, 2005 and 2004, we recognized depreciation expense of $67.9 million and $72.6 million, respectively. For the three months ended September 30, 2005 and 2004, we capitalized interest of $3.3 million and $1.6 million, respectively. For the nine months ended September 30, 2005 and 2004, we capitalized interest of $9.1 million and $3.6 million, respectively.

Held for Sale Properties. Held-for-sale classification requires that the sale be probable and that the transfer of the asset is expected to be completed within one year, among other criteria. Assessing the probability of the sale requires significant judgment due to the uncertainty surrounding completing the transaction, and as a result, we have developed the following policy to aid in the assessment of probability. We classify the properties we are actively marketing as held for sale once all of the following conditions are met:

•	Our board has approved the sale,

•	We have a fully executed agreement with a qualified buyer which provides for no significant outstanding or continuing obligations with the property after sale, and

•	We have a significant non-refundable deposit.

We carry properties held for sale at the lower of their carrying values or estimated fair values less costs to sell. We cease depreciation at the time the asset is classified as held for sale. If material to our total portfolio, we segregate the assets and liabilities relating to our held for sale properties on our Consolidated Balance Sheets.

Cash Equivalents and Restricted Cash. We classify investments with original maturities of three months or less as cash equivalents. Our cash equivalents include investments in debt securities, including commercial paper, overnight repurchase agreements and money market funds. Restricted cash represents amounts held in escrow in accordance with the requirements of certain of our credit facilities.

Impairment or Disposal of Long-Lived Assets. We record as discontinued operations the current and prior period operating results of any asset that has been classified as held for sale or has been disposed of and where we have no continuing involvement. Any gains or losses on final disposition are also included in discontinued operations.

Whenever events or changes in circumstances indicate that the carrying value of a long-lived asset may be impaired, an analysis is performed to determine the recoverability of the asset’s carrying value. When we conclude that we are more likely than not to sell or otherwise dispose of an asset significantly before the end of its previously estimated useful life, we perform an impairment analysis on that asset (as is the case for assets we are considering for disposition). We make estimates of the undiscounted cash flows from the expected future operations or potential sale of the asset. If the analysis indicates that the carrying value is not recoverable from these estimates of cash flows, we write down the asset to estimated fair value and recognize an impairment loss. Any impairment losses we recognize on assets held for use are recorded as operating expenses. We record any impairment losses on assets held for sale as a component of discontinued operations.

Accounting for Costs Associated with Exit or Disposal Activities. We recognize a liability for a cost associated with an exit or disposal activity only when the liability is incurred, and measure that liability initially at fair value. Hotels of which we dispose may be managed under agreements that require payments as a result of termination. Any such liability will be recognized at the time the asset disposition is complete and a termination notice is provided. At that time, the recognition of the termination obligation will be included in the calculation of the final gain or loss on sale.

Stock-Based Compensation. We apply the provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148, for new stock based compensation awards issued under our compensation programs sponsored by MeriStar Hospitality. As permitted by SFAS No. 148, we elected to apply the provisions prospectively, which includes recognizing compensation expense for only those stock options issued in 2003 and after. We grant options with an exercise price equal to the price of our common stock on grant date. Compensation costs related to stock options are included in general and administrative expenses on the accompanying Consolidated Statements of Operations. We apply the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” in accounting for our stock options issued by MeriStar Hospitality under our compensation programs prior to January 1, 2003. As MeriStar Hospitality granted these stock options at fair market value, no compensation cost has been recognized. For our other equity-based compensation plans, we recognize compensation expense over the vesting period based on the fair market value of the award at the date of grant for fixed plan awards, while variable plan awards are re-measured based upon the intrinsic value of the award at each balance sheet date.

Had compensation cost been determined based on fair value at the grant date for awards granted prior to our adoption of the fair value method, our net income (loss) and per unit amounts would have been adjusted to the pro forma amounts indicated as follows (in thousands, except per unit amounts):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004
Net loss, as reported	$(118,123)	$(27,538)	$(130,458)	$(80,475)
Add: Stock-based employee compensation expense included in reported net loss, net of related tax effect	959	336	2,333	1,311
Deduct: Total stock-based employee compensation expense determined under fair value-based method for all awards, net of related tax effect	(967)	(372)	(2,354)	(1,449)

Net loss, pro forma	$(118,131)	$(27,574)	$(130,479)	$(80,613)

Loss per unit, as reported:
Basic and diluted	$(1.32)	$(0.31)	$(1.45)	$(0.98)
Loss per unit, pro forma:
Basic and diluted	$(1.32)	$(0.31)	$(1.45)	$(0.98)
Weighted average fair value of options granted	$2.91	$2.87	$2.91	$1.92

These pro forma compensation costs may not be representative of the actual effects on reported net loss and loss per unit in future years.

Derivative Instruments and Hedging Activities. Our interest rate risk management objective is to manage the effect of interest rate changes on earnings and cash flows. We look to manage interest rates through the use of a combination of fixed and variable rate debt. We only enter into derivative or interest rate transactions for hedging purposes. We recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income based on the derivative’s effectiveness and whether the derivative has been designated as a cash flow or fair value hedge.

Acquisition of Hotels. Our hotel acquisitions consist almost exclusively of land, building, furniture, fixtures and equipment. We allocate the purchase price among these asset classes and any acquired intangible assets based upon their respective fair values as required by SFAS No. 141, “Business Combinations.”

Investments in Unconsolidated Affiliates. We have non-controlling interests in entities which we account for under the cost method or equity method of accounting. Our investment in MeriStar Investment Partners, L.P. (“MIP”) is a limited partner interest with no participation rights in the management, affairs or operations of the entity, and is accounted for using the cost method. We recognize our preferred return on this investment quarterly as it becomes due to us; this investment is reflected in the “investments in and advances to unconsolidated affiliates” line on our Consolidated Balance Sheets. Our investment in Radisson Lexington Avenue Hotel is accounted for using the equity method, since we are presumed to exert significant influence on this entity due to our ownership percentage of 49.99%. Accordingly, we recognize 49.99% of the profit and loss of the entity in which our investment was made. This investment is also reflected in the “investments in and advances to unconsolidated affiliates” line on our Consolidated Balance Sheets. Our investments in unconsolidated affiliates are periodically reviewed for other than temporary declines in market value. An impairment is recorded as a reduction to the carrying value of the investment for any declines which are determined to be other than temporary.

Accounting for the Impact of the Hurricane Damage to Properties. In August and September 2004, hurricanes Charley and Frances caused substantial damage to a number of our hotels located in Florida. The 2004 hurricane damage and local evacuation orders also caused significant business interruption at many of our Florida properties, including the complete closure of certain hotels. As a result, eight of our hotels were closed for an extended period of time, and four others were affected in varying degrees; all but three of these hotels are now open (on a partial or full basis).

In August 2005, Hurricane Katrina caused damage to three of our hotels located in New Orleans and Florida. While the hurricane damage and local evacuation orders caused property damage and business interruption, the operating results of these three properties are not material to our overall performance, and all three of the affected hotels are included in our current disposition program. The hotel located in Florida was only closed briefly.

We have comprehensive insurance coverage for both property damage and business interruption. Some properties, mainly those affected by the 2004 hurricanes, are requiring substantial repair and reconstruction and have remained closed while such repairs are completed. As of September 30, 2005, the net book value of the property damage is estimated to be at least $75.1 million; however, we are still assessing the impact of the hurricanes on our properties, and final net book value write-offs could vary from this estimate. Changes to this estimate will be recorded in the periods in which they are determined. We have recorded a corresponding insurance claim receivable for this $75.1 million net book value amount because we believe that it is probable that the insurance recovery, net of deductibles, will exceed the net book value of the damaged portion of these assets. The recovery is based on replacement cost, and we have submitted claims substantially in excess of $75.1 million.

While we expect the insurance proceeds will be sufficient to cover most of the replacement cost of the restoration of these hotels, certain deductibles (primarily windstorm) and limitations will apply. Moreover, while we are receiving and expect to continue to receive interim insurance payments, no determination has been made as to the total amount or timing of those insurance payments, and those insurance payments may not be sufficient to cover the costs of all the restoration of the hotels. To the extent that insurance proceeds, which are calculated on a replacement cost basis, ultimately exceed the net book value of the damaged property, a gain will be recorded in the period when all contingencies related to the insurance claim have been resolved.

As of September 30, 2005 and November 1, 2005, three of the properties affected by the 2004 hurricanes and two of the properties affected by the 2005 hurricane remained substantially closed due to hurricane damage. Additionally, as of September 30, 2005, one property affected by a 2004 hurricane that suffered varying amounts of hurricane damage had certain guest rooms, its restaurants, lounge, registration area and conference facilities out of service; this property was open as of November 1, 2005. Where possible and in order to mitigate loss of revenues, some permanent repairs to damaged properties were deferred during the Florida “high season,” which generally lasts from late December through early April, in order to have facilities available to meet demand. These damaged facilities are being removed from service for permanent repairs based upon demand so as to minimize business disruptions. We have hired consultants to assess our business interruption claims and are currently negotiating with our insurance carriers regarding the amount of sustained income losses. To the extent that we are entitled to a recovery under the insurance policies, we will recognize a receivable when it can be demonstrated that it is probable that such insurance recovery will be realized. Any gain resulting from business interruption insurance for lost income will not be recognized until all contingencies related to the insurance recoveries are resolved and collection of the relevant payments is probable. These income recognition criteria will likely often result in business interruption insurance recoveries being recorded in a period subsequent to the period that we experience lost income from the affected properties, resulting in fluctuations in our net income that may reduce the comparability of reported quarterly results for some periods into the future.

Under these income recognition criteria, during the nine months ended September 30, 2005, we have recorded a business interruption recovery gain of $4.3 million due to receiving recognition of a minimal level of business interruption profit that the insurance companies are willing to recognize without any contingencies at this time for certain of our hurricane-affected properties. Our business interruption claims substantially exceed the amount of this minimal recognition to date. We ultimately expect to recognize additional business interruption insurance gains as we proceed further through the claims process.

Through September 30, 2005, we have incurred recoverable costs related to both property damage and business interruption recoveries totaling $75.2 million. In addition, we recorded a receivable of $75.1 million related to the write-off of the net book value of the damaged portion of our assets. We had collected $117.5 million in insurance proceeds through September 30, 2005. We have collected an additional $5.8 million in insurance proceeds from October 1 through November 1, 2005. The cost recoveries are recorded on the expense line item to which they relate; therefore there is no net impact to any line item or our results.

Of the total $123.3 million in insurance proceeds collected through November 1, 2005, $115.8 million represents reimbursements on claims related to Hurricane Charley, and $7.5 million represents reimbursements on claims related to Hurricane Frances. While we anticipate that we will ultimately be reimbursed for costs incurred as well as business interruption insurance gains, subject to any policy deductibles and limitations, we have incurred out-of-pocket costs while awaiting reimbursement; no determination has been made as to the total amount or timing of those insurance payments, which may not be sufficient to cover all of the costs incurred. The timing of when we will be fully reimbursed for costs incurred and able to recognize business interruption insurance gains is uncertain.

The following is a summary of hurricane-related activity recorded (in millions):

Insurance claim receivables

September 30, 2005

Fixed assets net book value write down	$75.1
Recoverable costs incurred	75.2
Business interruption insurance gain	4.3
Payments received	(117.5)

$37.1

New Accounting Pronouncements. In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment,” which requires companies to recognize compensation cost relating to share-based payment transactions, and measure that cost based on the fair value of the equity or liability instruments issued. We are required to comply with the provisions of this statement beginning with the first quarter of 2006. We do not expect the adoption of this revised standard to have a material effect on our accounting treatment for share-based payments, as we adopted the transition provisions of SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure” on January 1, 2003 and elected to recognize compensation expense for options granted subsequent to December 31, 2002 under the fair-value-based method.

The FASB issued Statement No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions” in December 2004. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. We are required to comply with the provisions of this statement for the third quarter of 2005. We have not entered into or modified any transactions within the scope of this standard, nor do we have any existing transactions that fall within the scope of SFAS No. 153, therefore the adoption of this statement has not had a material effect on our results of operations.

In June 2005, the FASB issued Statement No. 154, “Accounting Changes and Error Corrections - a Replacement of APB Opinion No. 20 and FASB Statement No. 3”, which changes the requirements for the accounting for and reporting of a change in accounting principle, and applies to all voluntary changes in accounting principle. This Statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless the change is required by a new pronouncement and the pronouncement states specific transition provisions. This Statement carries forward without change the guidance contained in Opinion 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. We are required to adopt this Statement for accounting changes and corrections of errors made during and after the first quarter of 2006. We do not expect the adoption of this statement to have a material effect on our results of operations.

Emerging Issues Task Force (“EITF”) Issue 04-5, “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights” was ratified by the FASB in June 2005. At issue is what rights held by the limited partner(s) preclude consolidation in circumstances in which the sole general partner would consolidate the limited partnership. The assessment of limited partners’ rights and their impact on the presumption of control of the limited partnership by the sole general partner should be made when an investor becomes the sole general partner and should be reassessed if there is a change to the terms or in the exercisability of the rights of the limited partners, the sole general partner increases or decreases its ownership of limited partnership interests, or there is an increase or decrease in the number of outstanding limited partnership interests. We are required to adopt the provisions of EITF Issue 04-5 for the first quarter of 2006, and for the third quarter of 2005 for new or modified arrangements. We have not entered into or modified any such arrangements, therefore, the adoption of this ETIF statement has not had, and we do not expect its adoption to have a material effect on our financial statements.

Reclassifications. Certain prior period information has been reclassified to conform to the current period presentation. These reclassifications have no impact on consolidated net loss.

3. Comprehensive Loss

Comprehensive loss equaled net loss for the three and nine months ended September 30, 2005 and for the three months ended September 30, 2004, as we no longer have foreign operations. Comprehensive loss was $79.5 million for the nine months ended September 30, 2004, which consisted of net loss ($80.5 million) and foreign currency translation adjustments.

4. Acquisitions

On May 10, 2004 and June 25, 2004, we acquired the 366-room Ritz-Carlton, Pentagon City in Arlington, Virginia and the 485-room Marriott Irvine in Orange County, California, respectively, for a total purchase price of $185.5 million, plus net acquisition costs and adjustments of $0.9 million.

The acquisitions were accounted for under the purchase method of accounting, and the assets and liabilities and results of operations of the hotels have been consolidated in our financial statements since the date of purchase. On an unaudited pro forma basis, revenues, net income and basic and diluted loss per unit for the three and nine months ended September 30, 2004 would have been reported as follows if the acquisitions had occurred at the beginning of each of the respective periods (in thousands, except per unit amounts):

	Three Months Ended September 30, 2004	Nine Months Ended September 30, 2004
Total revenue	$179,480	$601,041
Net loss	(27,538)	(78,310)
Net loss per unit:
Basic and diluted	$(0.31)	$(0.96)

5. Property and Equipment

Property and equipment consisted of the following (in thousands):

	September 30, 2005	December 31, 2004
Land	$231,876	$244,088
Buildings and improvements	1,844,222	1,926,813
Furniture, fixtures and equipment	314,659	295,562
Construction-in-progress	178,284	115,257

	$2,569,041	$2,581,720

We incurred no impairment losses during the first quarter of 2005. During the second quarter of 2005, we recognized an impairment loss of $2.8 million which is recorded in discontinued operations. During the third quarter of 2005, we recognized an impairment loss of $44.1 million; $37.8 million of this loss is related to four assets that previously collateralized our secured facility due 2009 that was defeased during the third quarter of 2005 and are now able to be sold (see Note 8). Of the $44.1 million loss, $3.8 million is recorded in discontinued operations (see Note 13).

During the first, second and third quarters of 2004, we recognized impairment losses of $5.0 million, $2.4 million, and $2.6 million, respectively, all of which are recorded in discontinued operations as of September 30, 2005 (see Note 13).

The impairment losses recorded during 2005 and 2004 were triggered by an expectation that a property would be sold significantly before the end of its estimated useful life. The impairment losses were based on our estimates of the fair value of the properties we were actively marketing based on available market data. These estimates required us to make assumptions about the sales prices that we expected to realize for each property as well as the timing of a potential sale. In making these estimates, we considered the operating results of the assets, the market for comparable properties, and quotes from brokers, among other information. In nearly all cases, our estimates reflected the results of an extensive marketing effort and negotiations with prospective buyers. Actual results could differ materially from these estimates.

6. Assets Held for Sale

At December 31, 2004, none of our properties met the criteria as prescribed by SFAS No. 144 to classify them as held for sale. At September 30, 2005, one of our properties met our criteria for classification as held for sale. We plan to sell this property in the fourth quarter of 2005. No other assets met the criteria as prescribed by SFAS No. 144 to classify them as held for sale.

Assets held for sale as of September 30, 2005 consisted of the following (in thousands):

September 30, 2005
Land	$2,380
Buildings and improvements	23,240
Furniture, fixtures and equipment	3,234
Construction-in-progress	133

28,987
Accumulated depreciation	(5,929)

$23,058

7. Investments in Unconsolidated Affiliates

Investment in Radisson Lexington Avenue Hotel. On October 1, 2004, we acquired a 49.99% interest in the 705-room Radisson Lexington Avenue Hotel in Midtown Manhattan. We made a total investment of $50 million, which includes a $40 million mezzanine loan that matures on October 1, 2014 and yields $5.8 million of cumulative annual interest, and a $10 million equity interest in the hotel. The mezzanine loan is secured by a pledge of the equity interests held by the borrower in an indirect parent of the owner of the hotel, and has a 10-year term. The loan is subordinate to $150 million in senior notes, but has priority over all equity interests.

Our equity investment is accounted for under the equity method of accounting, in accordance with our accounting policies as described in Note 2 to the consolidated financial statements. The interest income from the loan, as well as the income related to the 49.99% share in profits and losses, is recorded in a separate line “equity in income/loss of and interest earned from unconsolidated affiliates” within operating activities as the operations of this investment are integral to our operations. During the three and nine months ended September 30, 2005, we recognized interest income of $1.4 million and $4.3 million, respectively, on the mezzanine loan, which is recognized as earned. As of September 30, 2005 and December 31, 2004, the outstanding balance on the loan, including accrued interest receivable, was $40.7 million and $40.8 million, respectively, and our investment in partnership equity was $7.3 million and $9.5 million, respectively. During the three and nine months ended September 30, 2005, we recognized ($0.2) million and ($1.3) million, respectively, of equity in net losses on our equity investment.

Investment in MIP. In 1999, we invested $40.0 million in MeriStar Investment Partners, L.P. (“MIP”), a joint venture established to acquire upscale, full-service hotels. Our cost-basis investment is in the form of a limited partnership interest, in which we earned (through December 9, 2004) a 16% cumulative preferred return with outstanding balances compounded quarterly. In accordance with MIP’s December 2004 amended and restated partnership agreement, the return on our investment and on our remaining unpaid accrued preferred return was reduced to a 12% annual cumulative return rate, and is subordinate only to the MIP debt; and $12.5 million of our $40.0 million investment was upgraded to receive preference in liquidation over all other investments.

During the fourth quarter of 2003, we recognized a $25.0 million impairment loss on this investment since, at that time, the decline in the underlying value of our investment was deemed other than temporary. There have been no changes in circumstances in 2004 and 2005 that would require an additional impairment. After recognition of this impairment loss, the book value of the original investment is $15.0 million.

In February 2005, MIP completed a $175 million commercial mortgage-backed securities financing, secured by its portfolio of eight hotels. Upon the completion of the financing in February 2005, we received a distribution of $15.5 million, which was applied to reduce our outstanding accrued preferred returns receivable to approximately $4 million at that time.

As of September 30, 2005, our total MIP carrying value was $23.5 million, consisting of the $15.0 million adjusted investment balance and $8.5 million of accrued preferred returns receivable.

We recognize our preferred return quarterly as it becomes due to us. The income, net of related expense, if any, is recorded in the “equity in income/loss of and interest earned from unconsolidated affiliates” line within operating activities as the operations of this investment are integral to our operations. For the three months ended September 30, 2005 and 2004, we recognized a preferred return of $1.4 million and $1.6 million, respectively, from this investment. For the nine months ended September 30, 2005 and 2004, we recognized a preferred return of $4.3 million and $4.8 million, respectively, from this investment. As of September 30, 2005 and December 31, 2004, cumulative preferred returns of $8.5 million and $19.7 million, respectively, were due from MIP. We expect that any cumulative unpaid preferred returns will be paid in the future from excess cash flow above our current return and from potential partnership hotel disposition proceeds in excess of debt allocated to individual assets. We evaluate the collectibility of our preferred return based on our preference to distributions and the underlying value of the hotel properties.

8. Debt and Notes Payable to MeriStar Hospitality

Debt and notes payable to MeriStar Hospitality consisted of the following (in thousands):

	September 30, 2005	December 31, 2004
Credit facility	$25,000	—
Senior unsecured notes due 2011 – 9.125%	342,665	$355,665
Senior unsecured notes due 2008 – 9.0%	251,558	270,500
Senior unsecured notes due 2009 – 10.5%	205,894	224,187
Secured facility, due 2007, with three one-year options to extend	304,210	—
Secured facility, due 2009	—	302,979
Secured facility, due 2013	98,109	99,293
Secured bridge loan, due 2006	15,000	—
Mortgage and other debt, due various	204,482	125,051
Unamortized issue discount	(2,936)	(3,702)

	1,443,982	1,373,973
Fair value adjustment for interest rate swap	—	(4,674)

Debt	1,443,982	1,369,299

Notes payable to MeriStar Hospitality	170,000	204,225
Unamortized issue discount	—	(248)

Notes payable to MeriStar Hospitality	170,000	203,977

Total debt and notes payable to MeriStar Hospitality	$1,613,982	$1,573,276

Aggregate future maturities as of September 30, 2005 were as follows (in thousands):

2005 (three months)	$27,235
2006	26,078
2007	11,807
2008	264,694
2009	220,155
Thereafter	1,064,013

$1,613,982

Credit facility. In August 2005, we completed a $100.0 million expansion of our $50.0 million credit facility to a total capacity of $150.0 million. The total $150.0 million facility carries an annual interest rate of the London Interbank Offered Rate, or LIBOR, plus 350 basis points, which is 100 basis points less than the original annual interest rate of LIBOR plus 450 basis points. The additional $100.0 million matures in August 2006 and consists of $25.0 million in additional revolver capacity and $75.0 million of term loan capacity. This credit facility is collateralized by 13 of our hotels. Asset disposition proceeds in excess of $30 million must be used to pay down any outstanding balance under the facility and permanently reduce the availability if repaying borrowings under the term loan. The original $50.0 million revolving facility matures in December 2006, as originally provided. As of September 30, 2005 and November 1, 2005, we had borrowings of $25.0 million outstanding against the revolver, and no borrowings outstanding against the term loan. Our available balance under the facility may be temporarily reduced from time to time if assets serving as collateral are sold or while certain brand-related issues on our franchise agreements are being resolved on the 13 hotels used as collateral. A total of $114.2 million was available as of September 30, 2005 and November 1, 2005. We incurred financing costs of $2.5 million related to the expansion of our credit facility.

The facility contains financial and other restrictive covenants. The ability to borrow under this facility is subject to compliance with financial covenants, including leverage, fixed charge coverage and interest coverage ratios and minimum net worth requirements. Compliance with these covenants in future periods will depend substantially upon the financial results of our hotels. The agreement governing the credit facility limits our ability to effect mergers, asset sales and change of control events and limits the payments of dividends other than those required for MeriStar Hospitality to maintain its status as a REIT and our ability to incur additional secured and total indebtedness.

Senior unsecured notes. During the nine months ended September 30, 2005, we repurchased $50.2 million of our senior unsecured notes, consisting of $18.9 million of the 9.0% notes due 2008, $13.0 million of the

9.125% notes due 2011, and $18.3 million of the 10.5% notes due 2009. We recorded a loss on early extinguishment of debt of $2.8 million and wrote off deferred financing costs of $0.4 million related to these repurchases which is included in depreciation and amortization expense on the accompanying Consolidated Statements of Operations.

Secured facilities. In September 2005, we extinguished our secured facility loan that carried an existing balance of $298.1 million due 2009 (“Previous Loan”). We paid $343.6 million in connection with the legal defeasance of the Previous Loan, which had a carrying value of $289.4 million (consisting of $298.1 million in principal balance less $8.7 million fair value adjustment related to the interest rate swap), resulting in a loss on early extinguishment of debt of $54.2 million. Our loss on early extinguishment of debt was reduced to $52.2 million by the $2.0 million write-off of two treasury locks, which had been deferred and were being recognized as reductions to interest expense over the life of the Previous Loan. In addition, we wrote off deferred financing costs of $1.9 million related to this extinguishment which is included in depreciation and amortization expense on the accompanying Consolidated Statements of Operations.

The new secured facility loan (“New Loan”) provides for a $312.0 million loan at a rate of LIBOR plus 135 basis points, which has an initial maturity of October 9, 2007, with three one-year extensions at our option. The New Loan is secured by 17 of our properties. The New Loan, which is intended to be securitized, is non-recourse to us, except for certain customary carve-outs, which are guaranteed by MHOP. In September 2005, we sold one of the properties secured by the New Loan, and used the sale proceeds to repay $7.8 million of the outstanding balance. As of September 30, 2005, our New Loan had an outstanding balance of $304.2 million, and was secured by 16 properties. We incurred financing costs of $6.0 million related to obtaining this loan.

Secured bridge loan. In conjunction with the refinancing of the Previous Loan discussed above, we entered into a bridge loan, that provides for a $15.0 million term loan secured by one property with a borrowing rate of LIBOR plus 350 basis points, and has an initial maturity of April 9, 2006, with one six-month extension at our option. We incurred financing costs of $0.2 million related to obtaining this loan.

Mortgage and other debt. On January 26, 2005, we entered into a $37.7 million mortgage loan on our Hilton Crystal City hotel that bears interest at a fixed rate of 5.84%. The mortgage requires monthly payments of interest only for the first three years and then monthly payments of interest and principal over the remaining portion of the ten year term of the loan, with the majority of the principal balance due at the end of the ten year term. Our net proceeds of $34.7 million are net of a $3.0 million escrow reserve for future capital expenditures. We incurred financing costs of $0.8 million related to this mortgage.

On June 17, 2005, we entered into a $44.0 million mortgage loan on our Hilton Clearwater hotel that bears interest at a fixed rate of 5.68%. The mortgage requires monthly payments of interest only for the first three years and then monthly payments of interest and principal over the remaining portion of the ten year term of the loan, with the majority of the principal balance due at the end of the ten year term. Our net proceeds of $40.7 million are net of a $3.3 million escrow reserve for future capital expenditures. We incurred financing costs of $1.1 million related to this mortgage.

Notes payable to MeriStar Hospitality. During the nine months ended September 30, 2005, we repurchased all $34.2 million of our outstanding 8.75% notes payable to MeriStar Hospitality due 2007. We recorded a loss on early extinguishment of debt of $0.2 million related to this activity.

Derivatives. In April 2004, we entered into an interest rate swap on the Previous Loan to convert the interest rate from fixed to variable. The September 2005 defeasance of the Previous Loan eliminated the need for that interest rate swap. We paid $8.7 million to terminate the interest rate swap, which represented the fair value of the swap on the date of termination. Because we accounted for the interest rate swap as a fair value hedge of the debt which was extinguished, the $52.2 million loss on early extinguishment of the Previous Loan includes this $8.7 million fair value adjustment. Prior to the termination of the interest rate swap agreement, during the three and nine months ended September 30, 2005, we earned (paid) net cash payments of $(0.06) million and $1.2 million, respectively, under the swap, which were recorded as an (increase in) reduction of interest expense. During the three and nine months ended September 30, 2004, we earned net cash payments of $1.5 million and $3.2 million, respectively, under the swap, which also were recorded as reductions in interest expense. In conjunction with the interest rate swap, we were required to post collateral, which was $12.0 million as of December 31, 2004, and was recorded as restricted cash. Upon the termination of the interest rate swap agreement, our posted collateral balance of $14.4 million was released; we received $5.7 million, which was net of the $8.7 million termination payment.

In October 2005, we paid $0.3 million to enter into an interest rate cap agreement on our New Loan secured facility, effective October 10, 2005, with a term of 2 years. Under the interest rate cap agreement, the annual interest rate on the New Loan secured facility will not exceed 7.10%. The interest rate cap will be recorded at fair value, with changes in fair value recorded to interest expense in our Consolidated Statements of Operations.

9. Partners’ Capital

OP Units. Our operating partnership agreement provides for five classes of partnership interests: Common OP Units, Class B OP Units, Class C OP Units, Class D OP Units and Profits-Only OP Units, or POPs.

During the nine months ended September 30, 2005, MeriStar Hospitality awarded 133,937 shares of common stock to employees, with a value of $1.0 million, related to our annual incentive plan for 2004. Of these shares, 63,935 were repurchased as treasury stock to satisfy tax withholding requirements, and 70,002 shares were issued. In conjunction with this award, we issued 70,002 OP Units to MeriStar Hospitality. During the nine months ended September 30, 2005, we issued 8,218 OP Units to MeriStar Hospitality in conjunction with their issuance of common stock with a value of $0.06 million, related to shares issued under the employee stock purchase plan.

Common OP Unit holders converted 39,385 and 133,000 of their OP Units, with a value of $0.6 million and $0.6 million, respectively, into common stock during the nine months ended September 30, 2005 and 2004, respectively. A POPs unit holder converted 31,250 POPs for cash during the nine months ended September 30, 2004.

During July 2004, our Board of Directors authorized the elimination of the plan pursuant to which POPs are issued. On December 2, 2004, we completed the redemption of all outstanding POPs. The POPs plan had been accounted for under APB 25, “Accounting for Stock Issued to Employees” as a fixed plan since December 11, 2001. Under fixed plan accounting, compensation expense is measured on the intrinsic value of the award on the grant date and amortized on a straight line basis over the vesting period. As a result of an accounting analysis performed in conjunction with the elimination of the POPs plan, we have determined that these awards should have been accounted for using variable plan accounting instead of fixed plan accounting. Under variable plan accounting, compensation expense is re-measured based upon the intrinsic value of the award at each balance sheet date and amortized to expense using a ratable vesting formula. Had variable plan accounting been applied from December 11, 2001, compensation expense for each of the years ended December 31, 2001, 2002 and 2003 would have been increased (reduced) by $0.5 million, $(3.7) million, and $(2.7) million, respectively. In order to correct this error, an adjustment of $4.5 million, net of forfeitures, was recorded during the third quarter of 2004 to reduce compensation expense; $4.0 million of this amount relates to 2003 and prior periods while $0.2 million and $0.3 million relate to the first and second quarters of 2004, respectively. This adjustment is included in the “General and administrative, corporate” line in our Consolidated Statements of Operations. We have determined that the adjustments related to correction of this error were immaterial on both a quantitative and qualitative basis to the financial statements for all periods affected. Accordingly, the correction has been made in the 2004 financial statements.

10. Loss Per Unit

The following table presents the computation of basic and diluted earnings (loss) per unit (in thousands, except per unit amounts):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004
Basic and Diluted Loss Per Unit:

Loss from continuing operations	$(112,291)	$(22,007)	$(121,786)	$(57,368)
Preferred distributions	—	—	—	(141)

Loss available to common unitholders	$(112,291)	$(22,007)	$(121,786)	$(57,509)

Weighted average number of OP units outstanding	89,750	89,662	89,731	82,000

Basic and diluted loss per unit from continuing operations	$(1.25)	$(0.25)	$(1.36)	$(0.70)

11. Related-Party Transactions

Subsequent Sale of Hotel to Interstate Hotels & Resorts

On October 31, 2005 we entered into a purchase and sale agreement to sell one of our hotels to Interstate, and Interstate paid a $500,000 deposit towards the transaction. The sale is expected to close during the fourth quarter of 2005, at a price equal to the fair market value of $14.1 million, consisting of $13.2 million in cash proceeds and $0.9 million in management contract termination fee credits.

Sublease of Office Space to Interstate Hotels & Resorts

On August 31, 2005, we entered into an agreement to sublease 16,200 square feet of office space to Interstate. The term of the sublease is from December 2005 through August 2013, unless otherwise sooner terminated pursuant to the terms of the sublease agreement. The annual rent will be $486,000 payable in equal monthly installments, and shall increase by 4% per annum. Interstate shall also receive an abatement of the first nine monthly installments of rent due under the sublease agreement.

12. Commitments and Contingencies

In the course of document review with respect to the MIP restructuring, MeriStar Hospitality discovered a potential technical REIT qualification issue relating to a wholly-owned subsidiary of MIP, of which we could be deemed to own a de minimis proportionate share. In order to eliminate any uncertainty regarding this issue, MeriStar Hospitality has executed a closing agreement with the Internal Revenue Service that resolves all REIT qualification matters with respect to this potential issue. As a partnership for federal income tax purposes, we are not directly affected by the outcome of the discussions by MeriStar Hospitality with the Internal Revenue Service.

As part of our asset renovation program, as of September 30, 2005, we have entered into contractual obligations with vendors to acquire capital assets and perform renovations totaling approximately $23 million to be expended over the next 12 months. Additionally, as of September 30, 2005, we have entered into contractual obligations related to capital expenditures as a result of hurricanes in the amount of $32 million to be expended over the next 12 months, most of which we expect to be reimbursed by our insurance carriers.

13. Dispositions

We disposed of four hotels during the nine months ended September 30, 2005. We disposed of 18 hotels in the nine months ended September 30, 2004. As of September 30, 2005, one of our hotels met our criteria for held-for-sale classification (see Note 6). None of our hotels met our criteria for held-for-sale classification as of December 31, 2004. Operating results for the hotels which either have been sold or are classified as held-for-sale, and where applicable, the gain or loss on final disposition, are included in discontinued operations.

Summary financial information for hotels included in discontinued operations is as follows (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004
Revenue	$3,551	$14,462	$19,529	$66,842

Loss on asset impairments	$(3,810)	$(2,581)	$(6,646)	$(10,022)
Pretax (loss) gain from operations	(532)	(744)	501	561
Loss on disposal	(1,490)	(2,232)	(2,527)	(13,762)

	$(5,832)	$(5,557)	$(8,672)	$(23,223)

Loss on disposal resulted primarily from the recognition of termination fees payable to Interstate with respect to these hotels’ management contracts.

14. Consolidating Financial Statements

Certain of our subsidiaries and MeriStar Hospitality are guarantors of senior unsecured notes. All guarantees are full and unconditional, and joint and several. Exhibit 99.1 to this Quarterly Report on Form 10-Q presents our supplementary consolidating financial statements, including each of the guarantor subsidiaries. This exhibit presents our consolidating balance sheets as of September 30, 2005 and December 31, 2004, consolidating statements of operations for the three and nine months ended September 30, 2005 and 2004, and consolidating statements of cash flows for the nine months ended September 30, 2005 and 2004.